Exhibit 99:77K

Changes in or Disagreements with Accountants

On October 26, 2009, the Fund’s independent auditor, KBA Group LLP, declined to renew its engagement with the Fund because the firm merged into BKD LLP, who determined that the Fund did not fit its target client profile.  On October 26, 2009, the Fund engaged Malin, Bergquist & Company, LLP as its independent auditor.   The change of auditor was approved by the Fund’s Audit Committee.

During the two most recent fiscal years there have been no disagreements with the former accountant or current accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.